SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                                EMCOR GROUP, INC.
              ----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   29084Q-10-0
              ----------------------------------------------------
                                 (CUSIP Number)

                                 Harold O. Levy
                          Director - Global Compliance
                                 Citigroup Inc.
                                 425 Park Avenue
                               New York, NY 10043
                                 (212) 793-7212
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 1, 1999
              ----------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                (Page 1 of 5 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29084Q100                SCHEDULE 13D/A              Page 2 of 5 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Citigroup Inc.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS**

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             503,038*
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        0
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        503,038*
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      503,038*
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES**                                                       |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.9%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC
--------------------------------------------------------------------------------
 *Assumes conversion of certain securities held.
**SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 3 to the statement on Schedule 13D, dated May 7, 1999, as amended on June 3, 1999 and June 29, 1999 (the "Schedule 13D"), of Citigroup Inc. is being filed with respect to the common stock, par value $.01 per share (the "Common Stock") of Emcor Group, Inc. a Delaware corporation (the "issuer").

Item 5. Interest in Securities of the Issuer.

            (a) and (b) This item as set forth in the Schedule 13D is deleted and the following is inserted in its place:

      As of September 1, 1999, Citigroup, exclusively through its holding company structure, may be deemed to beneficially own 503,038 shares of Common Stock, which includes 496,238 of Common Stock issuable upon conversion of certain convertible securities (the "Convertible Securities"), representing 4.9%* of the outstanding shares of such class (based on 9,685,138 shares of Common Stock outstanding as of June 30, 1999).

      Except as set forth or incorporated by reference herein, neither the Reporting Person nor, to the best knowledge of the Reporting Person, the persons listed in Annexes A and B to the Schedule 13D, beneficially owned any Common Stock or Convertible Securities.

            (c) This item as set forth in the Schedule 13D is deleted and the following is inserted in its place:

      Subsidiaries of Citigroup made no purchases or sales of Common Stock or Convertible Securities from July 2, 1999 through September 1, 1999, other than purchases and sales made for third party accounts or mutual funds.

            (d) and (e) The following is hereby inserted in this item:

      As a result of sales of shares of Common Stock, Citigroup ceased to be the beneficial owner of more than five percent of the Common Stock on September 1, 1999.

                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 1999

                                          CITIGROUP INC.

                                          By: /s/ Glenn S. Gray
                                              ------------------------
                                              Name:  Glenn S. Gray
                                              Title:  Assistant Secretary